EXHIBIT 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
CORN PRODUCTS INTERNATIONAL, INC.
Computation of Ratios of Earnings to Fixed Charges

(in millions, except ratios)
	2008	2007	2006	2005	2004
Income before income taxes and minority interest	$404.8	$305.4	$197.1	$148.4	$145.1
Fixed charges	53.4	55.2	46.4	43.1	39.7
Capitalized interest	(8.0)	(4.1)	(10.2)	(4.8)	(2.6)

Total	$450.2	$356.5	$233.3	$186.7	$182.2

RATIO OF EARNINGS TO FIXED CHARGES	8.43	6.46	5.03	4.33	4.59

FIXED CHARGES:
Interest expense on debt	$51.1	$52.5	$43.8	$40.7	$37.4
Amortization of discount on debt	.8	1.1	1.0	1.0	1.1
Interest portion of rental expense on operating leases	1.5	1.6	1.6	1.4	1.2

Total	$53.4	$55.2	$46.4	$43.1	$39.7